Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use of our report dated December 23, 2025 on the consolidated statements of financial position of Bright Minds Biosciences Inc. (the “Company”) as of September 30, 2025 and 2024, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended September 30, 2025, 2024 and 2023, and the related notes, which is included in the Annual Report on Form 40-F of the Company for the twelve-month period ended September 30, 2025.

We also consent to the incorporation by reference of such report in the Company’s Registration Statements on Form F-3 (SEC File Numbers 333-284694 and 333- 289851, respectively).

Yours truly,

/s/ De Visser Gray LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

December 23, 2025